

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2021

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 2,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted April 8, 2021**
> **CIK 0001806904**

Dear Mr. Ye:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing